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February 6, 2020	MUNICH
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Confidential

Mr. Joseph McCann

Ms. Christine Westbrook

Mr. Kevin Vaughn

Mr. Franklin Wyman

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Huize Holding Ltd (CIK No. 0001778982)
Registration Statement on Form F-1 (File No. 333-233614)

Dear Mr. McCann, Ms. Westbrook, Mr. Vaughn and Mr. Wyman:

On behalf of our client, Huize Holding Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 3 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate the Staff’s review, we are separately delivering to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on November 20, 2019, as well as two copies of the filed exhibits.

Securities and Exchange Commission

February 6, 2020

The Company has included in the Registration Statement its audited consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States of America, as of December 31, 2017 and 2018 and for each of the two years then ended and unaudited interim consolidated financial statements as of September 30, 2019 and for each of the nine-month periods ended September 30, 2018 and 2019.

Item 8.A.4 of Form 20-F requires that in the case of a company’s initial public offering, the registration statement on Form F-1 shall contain audited financial statements as of a date not older than 12 months from the date of the filing (the “12-Month Requirement”).

The Company is requesting the Commission to waive the 12-Month Requirement pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which provides that “[a] company may comply with only the 15-month requirement in this item if the company is able to represent that it is not required to comply with the 12-month requirement in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable or involves undue hardship.”

In connection with this waiver request, the Company represents to the Commission that: (i) the Company is not currently a public reporting company in any jurisdiction; (ii) the Company is not required by any jurisdiction outside the United States to prepare consolidated financial statements audited under any generally accepted auditing standards for any interim period; (iii) full compliance with Item 8.A.4 of Form 20-F at present is impracticable and involves undue hardship for the Company; (iv) the Company does not anticipate that its audited financial statements for the year ended December 31, 2019 will be available until April 2020; and (v) in no event will the Company seek effectiveness of its registration statement on Form F-1 if its audited financial statements are older than 15 months at the time of the Company’s initial public offering.

The Company respectfully advises the Staff that it plans to commence the road show for the proposed offering on or about February 6, 2020 (Thursday, EST). In addition, the Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about February 11, 2020 (Tuesday, EST), and will file joint acceleration requests in time before the requested effective time. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

*            *             *

Securities and Exchange Commission

February 6, 2020

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +86 21 6193 8210 or via e-mail at haiping.li@skadden.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Haiping Li
Haiping Li

cc:	Cunjun Ma, Chairman of the Board of Directors and Chief Executive Officer

Tracey Chow, Co-Chief Financial Officer, Huize Holding Limited

Minghan Xiao, Co-Chief Financial Officer, Huize Holding Limited

Vincent Yao, Partner, PricewaterhouseCoopers Zhong Tian LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Amanda Mi Tang, Esq., Partner, Kirkland & Ellis International LLP